                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                  ANNUAL REPORT
                   PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                     FOR FISCAL YEAR ENDED DECEMBER 31, 1999
                         COMMISSION FILE NUMBER________


                        ACS SHARED SERVICES SAVINGS PLAN
                            (FULL TITLE OF THE PLAN)


                                 --------------


                       AFFILIATED COMPUTER SERVICES, INC.
                                (NAME OF ISSUER)


                            2828 NORTH HASKELL AVENUE
                               DALLAS, TEXAS 75201
                          (PRINCIPAL EXECUTIVE OFFICE)



Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                         William L. Deckelman, Jr., Esq.
             Executive Vice President, Secretary And General Counsel
                       Affiliated Computer Services, Inc.
                            2828 North Haskell Avenue
                               Dallas, Texas 75201
                                 (214) 841-6144

                              REQUIRED INFORMATION

         The ACS Shared Services Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974. Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


ACS SHARED SERVICES SAVINGS PLAN

By:    /s/ Lora Villarreal
       ----------------------------------------
Name:  Lora Villarreal
Title: Administrative Committee Member

Date:  May 31, 2001

                        ACS SHARED SERVICES SAVINGS PLAN

                              FINANCIAL STATEMENTS

                                       AND

                          INDEPENDENT AUDITORS' REPORT

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                        ACS SHARED SERVICES SAVINGS PLAN
                                TABLE OF CONTENTS
                                DECEMBER 31, 1999





Independent Auditors' Report......................................................................................1

Statements of Net Assets Available for Benefits
   December 31, 1999 and 1998.....................................................................................3


Statement of Changes in Net Assets Available for
   Benefits-For the year ended December 31, 1999..................................................................4


Notes to Financial Statements.....................................................................................5


Supplemental Schedules...........................................................................................10

                          INDEPENDENT AUDITORS' REPORT


To the Participants and Plan Committee of the ACS Shared Services Savings Plan

We have audited the accompanying statement of net assets available for benefits of ACS Shared Services Savings Plan ("Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 6, which was certified by Connecticut General Life Insurance Company, the trustee of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedules. We have been informed by the plan administrator that the trustee holds the plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustee as of and for the year ended December 31, 1999 that the information provided to the plan administrator by the trustee is complete and accurate.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we performed procedures with respect to the information summarized in Note 6, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 1999 and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

The fund information in the financial statements referred to above is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, except for the effects on the Schedule of Assets Held For Investment Purposes of such adjustments, if any, as might have been determined to be necessary had we performed procedures with respect to the information summarized in Note 6 as described in the second preceding paragraph, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                   Salmon, Beach & Company,
                                   A Professional Corporation
                                   Certified Public Accountants & Consultants

October 12, 2000
Dallas, Texas

                        ACS SHARED SERVICES SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1999 AND 1998


                                                                                  1999             1998
                                                                              -------------   -------------
Funds held in uninvested cash accounts                                        $          --   $      74,403

Funds held in Connecticut General Life Insurance
     Guaranteed Income Fund                                                       2,134,246       2,305,046

Pooled separate accounts held by an insurance company:
     Corporate Bond Fund                                                             17,517           8,712
     High Yield Bond Fund                                                             1,438             241
     Cigna Lifetime60                                                                 1,925             218
     Cigna Lifetime50                                                                19,514          12,016
     Cigna Lifetime40                                                                27,539           7,947
     Cigna Lifetime30                                                               131,451          97,378
     Cigna Lifetime20                                                                50,186           9,776
     Invesco Total Return                                                            68,369          85,714
     Large Company Stock Index Fund                                                 338,747         239,977
     Fidelity Equity Income II                                                       15,008          11,737
     Large Growth Putnam                                                            307,043         190,034
     Neuberger & Berman Partners                                                     55,943          66,710
     Fidelity Advisor Equity Growth                                                 149,553          16,274
     Fidelity Advisor Growth Opportunity                                             73,290          63,623
     American Century Ultra Fund                                                     98,161          20,364
     Small Growth Fiduciary                                                             780             113
     Lazard Small Cap                                                                14,482           7,258
     Janus Worldwide                                                                194,829          57,199

ACS Stock                                                                           104,996          74,852

Participant Loans                                                                   169,910         161,500
                                                                              -------------   -------------

NET ASSETS AVAILABLE FOR BENEFITS                                             $   3,974,927   $   3,511,092
                                                                              =============   =============



   The accompanying notes are an integral part of these financial statements.

                        ACS SHARED SERVICES SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999




ADDITIONS:

   Contributions:
     Participants                                              $  241,000
     Employer                                                     416,864
                                                               ----------
     Total contributions                                          657,864
                                                               ----------

   Earnings on investments:
     Net realized/unrealized appreciation on investments          293,245
     Interest/dividends                                           131,725
                                                               ----------
       Total earnings on investments                              424,970
                                                               ----------

         Total additions                                        1,082,834


DEDUCTIONS:

     Benefits paid to participants                                612,116
     Plan expenses                                                  6,883
                                                               ----------

         Total deductions                                         618,999
                                                               ----------

Increase in net assets                                            463,835

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of period                                             3,511,092
                                                               ----------

End of period                                                  $3,974,927
                                                               ==========


    The accompanying notes are an integral part of this financial statement.

                        ACS SHARED SERVICES SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

NOTE 1.  PLAN DESCRIPTION

The following description of the ACS Shared Services, Inc. (Company) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan was established on April 1, 1998 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(a) of the Internal Revenue Code (IRC) of 1986. The Plan has not received a determination letter from the Internal Revenue Service as of the report date. However, the Plan administrator and Trustee believe that the Plan complies with the applicable provisions of the IRC.

Participants in the Plan have the option of investing their contributions to the Plan in the following funds:

GENERAL ACCOUNT

         Guaranteed Income Fund is a fixed income fund that invests primarily in intermediate-term bonds and commercial mortgages within Connecticut General Life Insurance Company's (CIGNA) General Account. The principal and interest earnings are guaranteed by CIGNA.

SEPARATE ACCOUNTS

         Corporate Bond Fund invests in investment grade, publicly traded U.S. dollar denominated corporate bonds.

         High Yield Bond Fund invests in high yield publicly traded U.S. Corporate bonds.

         CIGNA Lifetime Funds are comprised of five distinct funds offering a range of risk/return characteristics for 20, 30, 40, 50 and 60 year olds. These funds include different bond/stock mixes that are appropriate for individuals at different stages of their lives.

         Invesco Total Return Fund invests in both equity and fixed income securities to achieve capital appreciation.

         Large Company Stock Index Fund, managed by TimesSquare Capital Management, Inc., invests in stocks that comprise the S&P 500 stock index.

         Fidelity Equity-Income II Fund invests in income driven domestic and foreign common stocks, preferred stocks, convertible securities and bonds. The Fund also seeks capital appreciation.

         Large Company Stock - Growth Fund, managed by Putnam, invests primarily in the equity securities selected from 600 to 1,000 companies that have market capitalization of at least $2 billion, a minimum of 10% earnings per share growth on a five year basis and evidence of ample liquidity.

                        ACS SHARED SERVICES SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

NOTE 1.  PLAN DESCRIPTION (CONTINUED)

SEPARATE ACCOUNTS (CONTINUED)

         Neuberger Berman Partners Fund invests in stocks that are perceived to be selling below market value in order to obtain growth of capital.

         Fidelity Advisor Equity Growth Fund invests in stocks of companies that have above-average growth potential to obtain capital appreciation.

         Fidelity Advisor Growth Opportunities Fund invests in common stocks and securities which are convertible into the common stock of companies believed to have long-term growth potential.

         American Century Ultra Fund invests primarily in large companies that will maximize growth of capital over time.

         Small Company Stock - Growth Fund, managed by Fiduciary Trust Company International, invests primarily in the common and preferred stock of U.S. companies with market capitilazation between $30 million and $3 billion with a focus on growing companies involved in new product development and technological breakthroughs.

         Lazard Small Cap Portfolio invests primarily in small-cap equity securities.

         Janus Worldwide Account invests primarily in common stocks of foreign and domestic stocks to provide long-term growth of capital and preservation of capital.

         Affiliated Computer Services (ACS) stock is an investment in the Company's stock. This stock is the parent company of the Plan's sponsor.

FUNDING

The Plan is a defined contribution plan wherein participants elect to reduce their compensation and have such reductions contributed to the Plan on their behalf. The Plan covers employees of the Company who are not covered by a collective bargaining agreement, who have one year of service, attained the age of 18, have at least 500 hours of service, and elect to participate.

Participating employees may contribute up to fifteen percent of covered compensation through payroll deductions or the maximum amount permitted under applicable Internal Revenue Service provisions. The Company may make a discretionary contribution to the Plan based on a percentage of employee compensation and Company profitability as decided by the Company's Board of Directors. Matching contributions are funded bi-weekly. For the year ended December 31, 1999, the Company made matching contributions of 100% up to 3% of employee compensation.

                        ACS SHARED SERVICES SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

NOTE 1.  PLAN DESCRIPTION (CONTINUED)

ALLOCATION

Each participant's account is credited with the participant's contribution and allocated to each participant's account upon receipt. Investment income or loss is allocated daily based on the ratio of each participant's account balance at the end of each day.

VESTING

Employee contributions are 100% vested. Employer matching contributions have the following vesting schedule:

         Years of Vesting Service              Vested Interest
         ------------------------              ---------------
          Less than 1                                  0%
          1 but less than 2                           20%
          2 but less than 3                           40%
          3 but less than 4                           60%
          4 but less than 5                           80%
          5 or more                                  100%

PARTICIPANT NOTES RECEIVABLE

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund and from (to) the Participant Notes fund. Loan terms range from 1-5 years or within a reasonable time if the purpose of the loan is to acquire a primary residence. The balance in the participant's account secures the loans. The interest rates, unless otherwise determined by the trustee, range from 9 percent to 10.5 percent. Principal and interest is paid ratably through weekly payroll deductions. Participant notes receivable are valued at cost which approximates fair values.

TERMINATION

The Company's Board of Directors may terminate the Plan at any time. Upon termination, the Board of Directors may elect to distribute to each participant, or his or her beneficiary, the proportionate share of the Plan's assets as determined by the individual account balances on the date of termination, or continue the existence of the trust for the purpose of paying benefits as they become due under the terms of the Plan. In addition, upon termination of the Plan, participants' vested interest in employer contributions shall be 100%.

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or one of various installment payments available under the Plan.

FORFEITURES

The Company may reduce employer contributions by forfeitures occurring during the Plan Year that are not used to pay Plan expenses. At December 31, 1999, the Plan maintained a balance of $3,895 in a forfeiture account.

                        ACS SHARED SERVICES SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Plan is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Plan's administrator, who is responsible for their integrity and objectivity. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, such as fair value. Accordingly, actual results may differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

CIGNA Retirement and Investment Services holds the Plan's investments. The fair value per unit/share is stated at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

PAYMENT OF BENEFITS

Benefit payments are recorded when paid.

NOTE 3.  INCOME TAX STATUS

The Plan has not received a determination letter from the Internal Revenue Service as of the report date. However, the Plan administrator and the Plan's tax counsel believe that the Plan complies with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 4.  TERMINATED EMPLOYEE INFORMATION

The Plan holds balances of $175,032 for 18 terminated employees at December 31, 1999.

NOTE 5.  INVESTMENTS

The Plan maintains the following investments, which represent 5% or more of net assets available for benefits at December 31, 1999:

          Guaranteed Income Fund                       $     2,134,246
          Large Company Stock Index Fund                       338,747
          Large Growth Putnam                                  307,043

                        ACS SHARED SERVICES SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

NOTE 6. INFORMATION CERTIFIED BY TRUST COMPANY

Under the Department of Labor's ("DOL") regulations, certain assets and related information held by a bank, trust company, or similar institution or an insurance company that is regulated and subject to periodic examination by a state or federal agency does not have to be audited, provided the plan administrator exercises this option and the institution holding the assets certifies the required information. CIGNA has provided certification as to the completeness and accuracy of all information presented in the accompanying statements of net assets available for plan benefits as of December 31, 1999, and in the statement of changes in net assets available for plan benefits for the year then ended, except for participant loan information. The accompanying supplemental schedule also includes information certified by CIGNA as being complete and accurate except for information related to participant loans and investment costs.

NOTE 7. RELATED PARTY TRANSACTIONS

The Plan invests in units of pooled separate accounts managed by a subsidiary of CIGNA, who acts as custodian of the Plan's assets as defined, by the Plan. These transactions qualify as party-in-interest transactions. However, they are exempt from the prohibited transaction rules.

                        ACS SHARED SERVICES SAVINGS PLAN
                                DECEMBER 31, 1999







                             SUPPLEMENTAL SCHEDULES

ACS SHARED SERVICES PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1999 EIN# 75-2652235
PLAN NUMBER: 001


        (b) IDENTITY OF ISSUE,   (c) DESCRIPTION OF INVESTMENT, INCLUDING
         BORROWER, LESSOR, OR         MATURITY DATE, RATE OF INTEREST,                                      (e) CURRENT
(a)        SIMILAR PARTY            COLLATERAL, PAR, OR MATURITY VALUE                   (d) COST               VALUE
---     ----------------------   -----------------------------------------              ------------        -------------

 *        CIGNA                        Chtr Guaranteed Income Fund                      $  2,134,246        $  2,134,246

 *        CIGNA                        Chtr Corporate Bond-CIGNA                              17,500              17,517

 *        CIGNA                        Chtr High Yield Bond-CIGNA                              1,383               1,438

 *        CIGNA                        CIGNA Lifetime60                                        1,831               1,925

 *        CIGNA                        CIGNA Lifetime50                                       17,408              19,514

 *        CIGNA                        CIGNA Lifetime40                                       23,684              27,539

 *        CIGNA                        CIGNA Lifetime30                                      109,001             131,451

 *        CIGNA                        CIGNA Lifetime20                                       42,000              50,186

 *        CIGNA                        CIGNA Chtr Balanced Fund I-Invesco                     65,328              68,369

 *        CIGNA                        Chtr Large Co Stk Index-CIGNA                         267,133             338,747

 *        CIGNA                        Fid Adv Equity Income                                  14,456              15,008

 *        CIGNA                        Chtr Lg Co Stk Growth-Putnam                          212,038             307,043

 *        CIGNA                        Neuberger & Berman Partners                            47,463              55,943

 *        CIGNA                        Fid Adv Equity Growth                                 122,112             149,553

 *        CIGNA                        Fid Adv Growth Opportunities                           66,686              73,290

 *        CIGNA                        American Century Ultra Account                         73,112              98,161

 *        CIGNA                        Chtr Sm Co Stk Growth-Fiduciary                           545                 780

 *        CIGNA                        Lazard Small Cap Portfolio                             14,045              14,482

 *        CIGNA                        Janus Worldwide Account                               128,629             194,829

 *        NATL FINANCIAL               Affiliated Computer Services Stock                     89,540             104,996
          SERVICES CORP
                                       Participant Loans at 9% to 10.5%                           --             169,910
                                                                                        ------------        ------------
                                                                                        $  3,448,140        $  3,974,927
                                                                                        ============        ============



*     Denotes a party-in-interest

                                INDEX TO EXHIBITS


Exhibit No.                        Description
-----------                        -----------

   23                              Consent of Salmon, Beach & Company, P.C.